SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        ISSUER TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            SUPREME INDUSTRIES, INC.
                                (NAME OF ISSUER)

                            SUPREME INDUSTRIES, INC.
                        (NAME OF PERSON FILING STATEMENT)

                CLASS A AND CLASS B COMMON SHARES, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                CLASS A 868607102
                                CLASS B 868607300
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                               HERBERT M. GARDNER
                              CHAIRMAN OF THE BOARD
                            SUPREME INDUSTRIES, INC.
                                  P.O. BOX 237
                               65140 U.S. 33 EAST
                                GOSHEN, IN 46526
                                 (219) 642-3070
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                               VERNON E. REW, Jr.
                          LAW, SNAKARD & GAMBILL, P.C.
                               3200 BANK ONE TOWER
                             500 THROCKMORTON STREET
                             FORT WORTH, TEXAS 76102
                                 (817) 878-6307

                                DECEMBER 20, 2000
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE
                            --------------------------
     TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
     ----------------------                               ----------------------

             N/A                                                   N/A
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 Common Shares of Supreme Industries, Inc. at $3 per share.

**The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired. |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     Not applicable     Filing party:     Not applicable.
Form or Registration No.:   Not applicable     Date Filed:       Not applicable.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the preliminary announcement of an offer by Supreme Industries, Inc., a Delaware corporation (the "Company"), to purchase up to 1,500,000 (or such lesser number as are properly tendered) shares of its Common Stock, $.10 par value (the "Shares"), at prices not greater than $3 per Share and not less than $2-1/4 per Share, net to the seller in cash, without interest thereon, as specified by the stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase which will be dated December 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, collectively, as may be amended or supplemented from time to time, the "Offer"). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Supreme
     ----------------
     INDUSTRIES, INC.
     ----------------

For Immediate Release

Contact: Robert W. Wilson
         Executive Vice President
         (219) 642-3070

                 Supreme Industries To Commence 1,500,000 Share
                            Dutch Auction Repurchase

GOSHEN, INDIANA, (December 20, 2000) - Supreme Industries, Inc. (AMEX:STS), a leading manufacturer of specialized truck bodies and shuttle buses, announced today that it is commencing a "Dutch Auction" self-tender offer to purchase for cash up to 1,500,000 shares of its issued and outstanding Class A and Class B Common Stock, par value $.10 per share. The tender offer begins on Thursday, December 21, 2000, and expires (unless extended) at 5:00 p.m., New York City time, on Tuesday, January 23, 2001.

Terms of the tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, invite the Company's stockholders to tender up to 1,500,000 shares of the Company's Class A and Class B Common Stock to the Company at prices not greater than $3.00, nor less than $2.25 per share, as specified by the tendering stockholders. The Company's Class B Common Stock is convertible into the Company's Class A Common Stock on a one-for-one basis.

The Company will, subject to the terms and conditions of the offer, determine the lowest single per share price (not greater than $3.00 nor less than $2.25 per share) net to the seller in cash that will allow the Company to purchase 1,500,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) pursuant to the offer. Such lowest single per share price will be the purchase price the Company will pay for all shares validly tendered at prices at or below such purchase price and not withdrawn (subject to the terms and conditions of the offer). Shares tendered at prices in excess of the purchase price, and shares not purchased because of proration, will be returned at the Company's expense. The Company reserves the right, in its reasonable discretion, to purchase more than 1,500,000 shares pursuant to the offer.

Herbert M. Gardner, Chairman of the Company, said "Considering our confidence in the future of Supreme Industries and the current trading range of our Class A Common Stock, the Board of Directors has determined that the repurchase of our stock is an appropriate investment and is in the long-term best interest of our shareholders. At the same time, our offer provides an opportunity to those who wish to sell shares in what has been a difficult market for small capitalization stocks."

Supreme
     ----------------
     INDUSTRIES, INC.
     ----------------

Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares pursuant to the offer. The offer is being made to all holders of the Company's Common Stock including officers, directors, and affiliates of the Company.

The Company has terminated its earlier announced stock repurchase program to purchase shares of the Company's Class A Common Stock in open market purchases or privately negotiated transactions. Under that program, the Company repurchased a total of 191,668 shares of its Class A Common Stock between the commencement of the program on July 17, 2000, and the last purchase under the program on December 14, 2000.

The Depositary is American Stock Transfer & Trust Company, and the Information Agent is Georgeson Shareholder Communications, Inc. The Offer to Purchase, Letter of Transmittal, and related documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the Company's Common Stock. Additional copies may be obtained from Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004. Telephone: (800) 223-2064.

ALL HOLDERS OF THE COMPANY'S CLASS A AND CLASS B COMMON STOCK ARE ADVISED TO READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS WHICH CONTAIN IMPORTANT INFORMATION REGARDING THE TERMS OF THE TENDER OFFER. THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS ARE BEING MAILED BY THE COMPANY TO SHAREHOLDERS OF RECORD AND MAY ALSO BE OBTAINED FREE OF CHARGE FROM THE WEBSITE OF THE SECURITIES AND EXCHANGE COMMISSION, WWW.SEC.GOV, OR FROM THE COMPANY'S INFORMATION AGENT, GEORGESON SHAREHOLDER COMMUNICATIONS, INC., 17 STATE STREET, 10TH FLOOR, NEW YORK, NEW YORK 10004, TELEPHONE (800) 223-2064.

--------------------------
65140 U.S. 33 East
P.O. Box 237
Goshen, IN 46527-0237
Phone: (219) 642-3070
FAX: (219) 642-3208

197775.1